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                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

SUPPLEMENTAL TERM INSURANCE RIDER

This rider is made part of the policy to which it is attached if "Supplemental Term Insurance Rider" is shown in the Policy Specifications. This rider provides non-participating annually renewable non-convertible term insurance which terminates when the younger Insured named in the Policy Specifications reaches or would have reached Age 100.

EFFECTIVE DATE. The effective date of this rider is the Date of Issue of the policy unless otherwise shown in the Policy Specifications, provided the Monthly Rider Cost has been paid.

TERM INSURANCE BENEFIT AMOUNT. Subject to the terms of the policy, the Company will pay the Term Insurance Benefit Amount upon receipt at the Administrator Mailing Address of due proof of the Second Death. The Second Death must occur while this rider and policy are in effect. The Term Insurance Benefit Amount of this rider is the Term Specified Amount as shown in the Supplemental Term Insurance Rider section of the Policy Specifications. If, however, the Death Benefit Proceeds of the policy are increased in accordance with item (ii) of the "Death Benefit Proceeds" provision of the policy, the Term Insurance Benefit Amount will be decreased by the amount that the Death Benefit Proceeds exceed what would have been paid under item (i) of that provision. If the Term Insurance Benefit Amount is less than zero, it will be considered zero.

IMPACT TO NO-LAPSE PROVISIONS. If an Age 100 No-Lapse Premium is shown on the Policy Specifications and is paid on the Date of Issue and on each Monthly Anniversary Day thereafter, the maximum period the provision will be in effect will be limited to the earlier of the first twenty Policy Years or the date the younger Insured reaches or would have reached Age 100. All other provisions set forth in the No-Lapse Provision apply.

A 10 Year No-Lapse Premium and a 20 Year No-Lapse Premium are shown on the Policy Specifications. The maximum period these provisions will be in effect will be limited to the first five Policy Years. All other provisions set forth in the No-Lapse Provision apply.

MONTHLY RIDER COST. The Company will charge a Monthly Rider Cost for this rider. The Monthly Rider Cost will be the Term Insurance Benefit Amount divided by 1.0032737, then multiplied by the Monthly Rider Rate divided by 1,000. The Monthly Rider Cost will be calculated on the Date of Issue and on each subsequent Monthly Anniversary Day. The Monthly Rider Cost will be in addition to the Monthly Deductions under the policy. While this rider is in force, the monthly expense charge per $1,000 of coverage, as described in the Policy Specifications, will also apply to the Term Specified Amount shown in the Policy Specifications, and any increase to the Term Specified Amount.

MONTHLY RIDER RATE. The Monthly Rider Rate, as determined by the Company, is based on the Insured's issue age, sex, number of Policy Years elapsed, and premium class. The Company may adjust the Monthly Rider Rate from time to time. Adjustments will be on a class basis and will be based on Company estimates for future cost factors, such as mortality, expenses, and length of time riders stay in force. Any adjustments will be made on a nondiscriminatory basis. The rate during any year this rider is in force may never exceed the rate shown from that year in the Table of Guaranteed Maximum Cost of Insurance Rates as shown in the policy.

RENEWAL. While the policy and rider are in force, the rider will automatically be renewed annually without evidence of insurability for another one-year term until the younger Insured reaches or would have reached Age 100.

INCREASES IN THE TERM INSURANCE BENEFIT AMOUNT. After the first Policy Anniversary, while this rider is in force the Owner may request an increase in the Term Insurance Benefit Amount, subject to the following conditions:

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1.   satisfactory evidence of insurability will be required;
2.   the increase amount requested must be at least $10,000; and
3. the increase cannot result in a Term Insurance Benefit Amount greater than four times the Specified Amount under the policy.

The effective date of the increase will be the Monthly Anniversary Day that coincides with or next follows the receipt of the request provided the requirements above are met. The Monthly Rider Rates for the increase will be based on the Insured's Age at the time the increase is requested. Any increase in the Term Insurance Benefit Amount will terminate the No-Lapse Provision, if in effect.

DECREASES IN THE TERM INSURANCE BENEFIT AMOUNT. After the first Policy Anniversary, while this rider is in force, the Owner may request a decrease in the Term Insurance Benefit Amount. Such decrease may not be less than $10,000, unless the Term Insurance Benefit Amount is decreased to zero.

Lincoln Life will reduce the existing Term Insurance Benefit Amount against the most recent increase first, then against the next most recent increases successively, and finally, against insurance provided under the original application.

The effective date of the decrease will be the Monthly Anniversary Day that coincides with or next follows the receipt of the request provided the requirements above and any regulatory requirements are met.

TERMINATION. This rider and all rights provided under it will terminate automatically upon whichever of the following occurs first:

(a) written request by the Owner to terminate the rider is received at the Administrator Mailing Address,
(b) the policy lapses as provided in the "Grace Period" provision of the policy,
(c) the policy is fully surrendered,
(d) the younger Insured reaches or would have reached Age 100, or
(e) the Second Death.

However, upon termination of this rider due to item (a) above, the "Impact to the No-Lapse Provisions" section of this rider will continue to apply as long as the policy remains in force.

REINSTATEMENT. If the policy lapses and is reinstated as described in the "Grace Period" and "Reinstatement" provisions, the rider will likewise be reinstated provided enough premium is paid to cover the Monthly Deductions and the Monthly Rider Costs specified in the written notice of termination.

SUICIDE AND INCONTESTABILITY. The "Suicide" and "Incontestability" provisions of the policy apply to the benefits of this rider. If the effective date of this rider is later than the Date of Issue of the policy, the periods specified in the "Suicide" and "Incontestability" provisions will be measured from the effective date of this rider with respect to benefits under this rider.

CHANGES IN DEATH BENEFIT OPTION. Changes in Death Benefit Option of the policy may impact the policy Specified Amount as described in the "Changes in Death Benefit Option" provision of the policy. Such changes will be processed against the Term Specified Amount. In the event that the Term Specified Amount is reduced to zero, then the policy Specified Amount will be reduced.

POLICY PROVISIONS. Except as provided above, this rider is subject to all the terms of the policy.

                                     THE LINCOLN NATIONAL LIFE INSURANCE COMPANY



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